Exhibit 10.1

June 1, 2015 Lee E. Mikles 2300 Carillon Point Kirkland, WA 98033	Pendrell Corporation 2300 Carillon Point Kirkland, WA 98033 Tel 425 278-7100 Fax 425 278-7101

Dear Lee,

On behalf of Pendrell Corporation (“Pendrell”), I am pleased to offer you the exempt position of President and Chief Executive Officer reporting to Pendrell’s Board of Directors. You will be employed by Pendrell’s wholly owned subsidiary, Pendrell Technologies LLC (with Pendrell, the “Company”) under the terms of this employment letter (“Employment Letter”) beginning on June 1, 2015.

During the course of your employment with the Company, you will devote such time and effort to the Company as reasonably necessary to fulfill your duties and obligations; provided that nothing herein will prevent you from (i) participating in industry, trade, professional, charitable and community activities, (ii) serving on corporate, civic or charitable boards or committees as mutually agreed by Pendrell and you, which agreement will not be unreasonably withheld or delayed by Pendrell, and (iii) managing your personal investments and affairs, in each case so long as such activities do not conflict with Pendrell’s interests or interfere with the effective performance of your responsibilities to the Company. For this purpose, it is agreed that you may continue to serve as a director, trustee or member, as the case may be, of FutureFuel Corp., the Horatio Alger Association and the Bishop Diego High School Board of Trustees.

Base Salary

As a full-time employee in this exempt position your compensation will be calculated at a rate equal to an annual salary of $6,000 (less payroll taxes and required withholdings) paid semi-monthly subject to any increase approved by Pendrell’s Compensation Committee.

Stock Option Awards

You will receive time-based non-statutory options to purchase two million (2,000,000) shares of Class A common stock with an exercise price equal to the closing price of PCO shares on the date of grant. Your options will vest over a four-year period, with twenty-five percent (25%) vesting on each of January 1, 2016, January 1, 2017, January 1, 2018 and January 1, 2019.

You will also receive performance-based non-statutory options to purchase two million (2,000,000) shares of Class A common stock with an exercise price equal to the closing price of PCO shares on the date of grant. Your options will vest over a four-year period, with up to twenty-five percent (25%) vesting on each of February 15, 2016, February 15, 2017, February 15, 2018 and February 15, 2019, but only to the extent Pendrell meets its performance objectives for the preceding calendar year under Pendrell’s then-applicable incentive plan. More specifically, if Pendrell’s performance achievement is less than 100%, then the annual vesting shall be limited to the extent to which Pendrell achieves its performance objectives. For example, if Pendrell’s performance achievement is 80%, then 20% (i.e. 25% times 80%) of your performance-based options will vest. Any performance-based options that do not vest on an annual vesting date because of Pendrell performance achievement below 100% will expire.

Restricted Share Awards

You will receive five hundred thousand (500,000) time-based shares of PCO restricted Class A common stock that will vest on January 1, 2016.

You will also receive five hundred thousand (500,000) performance-based shares of PCO restricted Class A common stock that will vest on February 15, 2016, but only to the extent Pendrell meets its performance objectives under Pendrell’s 2015 incentive plan. Any of these restricted shares that do not vest on February 15, 2016 because of Pendrell performance achievement below 100% will be forfeited.

Restricted Stock Unit Awards

You will receive three million (3,000,000) time-based PCO restricted stock units (“RSU”) that will vest over three calendar years, with one-third vesting on each of January 1, 2017, January 1, 2018 and January 1, 2019. Each RSU will represent one share of Class A common stock.

You will also receive three million (3,000,000) performance-based PCO RSUs that will vest over three calendar years, with up to one-third vesting on each of February 15, 2017, February 15, 2018 and February 15, 2019, but only to the extent Pendrell meets its performance objectives for the preceding calendar year under Pendrell’s then-applicable incentive plan. Any RSUs that do not vest on an annual vesting date because of Pendrell performance achievement below 100% will be forfeited.

You will also receive two million (2,000,000) market-based PCO RSUs that will fully vest when both of the following have occurred: (i) the average closing price of PCO Class A common stock, measured over any period of 60 consecutive calendar days, has hit or exceeded $3.00 per share (the “Price Trigger”), and (ii) the date is January 1, 2017 or later. If the Price Trigger is not achieved by December 31, 2019, then none of these market based RSUs will vest. If the Company terminates your employment without Cause or you resign for Good Reason (as defined below) or your employment is terminated for Good Reason before January 1, 2017, and the Price Trigger has been met prior to your date of termination, these RSUs will immediately vest.

All RSUs shall, at your option, be immediately convertible into restricted shares, on a 1-for-1 basis (the “Conversion Shares”), if: (i) Pendrell declares a dividend on its common stock; (ii) Pendrell or its shareholders enter into an agreement to merge or consolidate Pendrell with another entity, after which Pendrell is not the surviving entity, or (iii) Pendrell undergoes a change in voting control such that Eagle River and its affiliates no longer own or control at least 51% of the voting power of Pendrell (a “Change in Voting Control”) . Upon such conversion, you will participate in the event that triggered the conversion as though you owned the Conversion Shares immediately prior to such triggering event, but your Conversion Shares shall be subject to the same vesting conditions that applied to the converted RSUs. If you receive dividends on account of Conversion Shares prior to the vesting of such Conversion Shares, and such Conversion Shares never vest, then you shall repay to Pendrell the aggregate amount of dividends paid on such Conversion Shares within thirty 30 days after it is determined that such Conversion Shares will not vest.

Additional Terms Applicable to Stock Options, Restricted Shares and Restricted Stock Units

The grant date for each stock option, restricted share, or RSU issued to you will be the 15th day of the month that is on or follows the date of this letter.

If the Company terminates your employment without Cause or you resign for Good Reason or your employment is terminated for Good Reason (as defined below), and if you execute and deliver to the Company a separation agreement in a form acceptable to Pendrell that includes a full release of claims, then any time-based or performance-based options, restricted shares or RSUs that would have vested within twelve months after such employment termination shall vest, with the time-based options, restricted shares and RSUs vesting immediately. The performance-based options, restricted shares and RSUs that cannot be measured as of the date of employment termination (i.e. because Pendrell performance has not yet been measured), will vest on the date that performance is measured, which shall be no later than the next succeeding February 15.

Upon the exercise of any option, the vesting of any restricted stock or the settlement of any RSU, the Plan Administrator shall take such means or a combination of such means as may be reasonably available to facilitate and accommodate your satisfying any federal, state or local tax withholding obligation relating to any such option or award

Definition of Termination for “Cause”

Termination for “Cause” means dismissal for willful material misconduct or willful failure to discharge duties, conviction or confession of a crime punishable by law (except minor violations), the performance of an illegal act while purporting to act on the Company’s behalf, or engaging in activities directly in competition or antithetical to the best interest of Pendrell, such as dishonesty, fraud, or unauthorized use or disclosure of confidential information or trade secrets.

Definition of Resignation or Termination for “Good Reason”

Resignation for “Good Reason” means, without your consent, (i) a relocation of your principal office to a location more than 30 miles away from your current office that increases the distance from your principal office to your residence, not undertaken at your direction or with your agreement, (ii) a change in reporting relationship to someone other than the Pendrell Board of Directors or Pendrell’s current Executive Chairman, or (iii) a Change in Voting Control. Termination for “Good Reason” means termination of employment by reason of death or a disability that renders you incapable (even with reasonable accommodation) of performing the duties required under this Employment Letter for a period of time that is reasonably expected to exceed eight weeks. Pendrell, acting in good faith, will make the final determination of whether you have a disability and, for purposes of making such determination, may require you to submit to a physical examination by a physician mutually agreed upon by you and Pendrell. This definition shall be interpreted and applied consistent with the Americans with Disabilities Act, the Family and Medical Leave Act, and other applicable law.

Employee Proprietary Information and Inventions Agreement

You agree to execute and abide by the terms of the enclosed Pendrell Employee Intellectual Property Agreement (“Inventions Agreement”) without modification, a copy of which is enclosed.

Benefits/Location/Expenses

You will be eligible for standard Company benefits under the applicable Company plans. The amount and extent of benefits to which you are entitled will be governed by the specific benefit plan, as it may be amended from time to time. As an officer of Pendrell, you will be an additional insured under the Company’s Directors and Officers (D&O) insurance plans. This offer acknowledges that your principal office will be in Santa Barbara, California, and that the Company will employ and provide for you a dedicated office assistant and will pay for office space and related utilities in Santa Barbara. Pendrell will also provide office space for you at Pendrell’s headquarters in Kirkland, Washington, and shall reimburse you for reasonable travel expenses for traveling to and from Kirkland or elsewhere on Company business and for reasonable entertainment expenses for business entertainment. All such expenses shall be subject to Pendrell’s expense reimbursement policy.

Employment at Will

By signing this Employment Letter, you understand and agree that your employment will continue at-will. Therefore, your employment can terminate, with or without cause, and with or without notice, at any time, at your option or the Company’s option, and the Company can terminate or change all other terms and conditions of your employment, with or without cause, and with or without notice, at any time, provided, however, that the terms and conditions of your employment pursuant to this Employment Letter may not be modified in any way except as agreed in writing by you and Pendrell. This at-will relationship will remain in effect throughout your employment with the Company. The at-will nature of your employment, as set forth in this paragraph, can be modified only by a written agreement signed by both you and the Company which expressly alters it. This at-will relationship may not be modified by any oral or implied agreement, or by any policies, practices or patterns of conduct.

Arbitration of Claims

You hereby acknowledge and agree that all disputes concerning your employment with the Company, the termination thereof, the breach by either party of the terms of this Employment Letter or any other matters relating to or arising from your employment (with the exception of those excluded from arbitration by statute), will be resolved in binding arbitration in a proceeding in Kirkland, WA administered by and under the Employment Arbitration Rules and Mediation Procedures of the American Arbitration Association. This means that the parties agree to waive their rights to have such disputes or claims decided in court by a jury. Instead, such disputes or claims will be resolved by an impartial AAA arbitrator. Both parties and the arbitrator will treat the arbitration process and the activities that occur in the proceedings as confidential.

The arbitration procedure will afford you and the Company the full range of statutory remedies. You and the Company will be entitled to discovery sufficient to adequately arbitrate any covered claims, including access to essential documents and witnesses, as determined by the arbitrator and subject to limited judicial review. In order for any judicial review of the arbitrator’s decision to be successfully accomplished, the arbitrator will issue a written decision that will decide all issues submitted and will reveal the essential findings and conclusions on which the award is based. The party that is not the substantially prevailing party, which determination shall be made by the arbitrator in the event of ambiguity, shall be responsible for paying the arbitration filing fee and the arbitrator’s fee

Nothing contained in this section will limit your or the Company’s right to seek relief in any court of competent jurisdiction in respect of the matters set forth in the Inventions Agreement. We specifically agree that disputes under the Inventions Agreement will not be subject to arbitration unless both parties mutually agree to arbitrate such disputes.

Expiration of Offer

Please indicate your acceptance of this offer by signing below and returning it to the attention of DJ Allenby. By signing and accepting this offer, you represent and warrant that (i) you are not subject to any pre-existing contractual or other legal obligation with any person, company or business enterprise which may be an impediment to your employment with, or your providing services to the Company as its employee; and (ii) you have not and shall not bring confidential or proprietary information of another person, company or business enterprise to whom you previously provided services.

Compliance with Section 409A

The provisions of this section shall apply solely to the extent that a payment under this Employment Letter is subject to Section 409A of the Code.

General Suspension of Payments. If you are a “specified employee,” as such term is defined within the meaning of Section 409A of the Code, any payments or benefits payable or provided as a result of your termination of employment that would otherwise be paid or provided prior to the first day of the seventh month following such termination (other than due to death) shall instead be paid or provided on the earlier of (i) the six months and one day following such termination, (ii) the date of your death, or (iii) any date that otherwise complies with Section 409A of the Code. In the event that you are entitled to receive payments during the suspension period provided under this section, you shall receive the accumulated benefits that would have been paid or provided under this Employment Letter within the suspension period on the earliest day that would be permitted under Section 409A of the Code.

Release Payments. In the event that you are required to execute a release to receive any payments from the Company that constitute nonqualified deferred compensation under Section 409A of the Code, payment of such amounts shall not be made or commence until the 60th day following such termination of employment. Any payments that are suspended during the 60 day period shall be paid on the date the first regular payroll is made immediately following the end of such period.

Reimbursement Payments. The following rules shall apply to payments of any amounts under this Employment Letter that are treated as “reimbursement payments” under Section 409A of the Code: (i) the amount of expenses eligible for reimbursement in one calendar year shall not limit the available reimbursements for any other calendar year (other than an arrangement providing for the reimbursement of medical expenses referred to in Section 105(b) of the Code); (ii) you shall file a claim for all reimbursement payments not later than 30 days following the end of the calendar year during which the expenses were incurred, (iii) the Company shall make such reimbursement payments within 30 days following the date you deliver written notice of the expenses to the Company; and (iv) your right to such reimbursement payments shall not be subject to liquidation or exchange for any other payment or benefit.

Separation from Service. For purposes of this Employment Letter, any reference to “termination” of your employment shall be interpreted consistent with the meaning of the term “separation from service” in Section 409A(a)(2)(A)(i) of the Code and no portion of the severance payments shall be paid to you prior to the date you incur a separation from service under such Section.

Installment Payments. For purposes of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect (including, without limitation, Treasury Regulations Section 1.409A-2(b)(2)(iii)), all payments made under this Employment Letter (whether severance payments or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment under this Employment Letter will at all times be considered a separate and distinct payment.

General. Notwithstanding anything to the contrary in this Employment Letter, we intend that the severance benefits and other payments payable under this Employment Letter satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Code provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5), and 1.409A-(b)(9), and this Employment Letter will be construed to the greatest extent possible as consistent with those provisions. The commencement of payment or provision of any payment or benefit under this Employment Letter shall be deferred to the minimum extent necessary to prevent the imposition of any excise taxes or penalties on the Company or you.

Entire Agreement

This Employment Letter, any restricted stock, RSU, and stock option agreements between you and Pendrell, and the Inventions Agreement constitute the entire agreement, arrangement and understanding between you and the Company on the nature and terms of your employment with the Company. This Employment Letter supersedes any prior or contemporaneous agreement, arrangement or understanding on this subject matter between you and the Company. By executing this Employment Letter as provided below, you expressly acknowledge the termination of any such prior agreement, arrangement or understanding. Also, by your execution of this Employment Letter, you affirm that no one has made any written or verbal statement that contradicts the provisions of this Employment Letter. In the event of any inconsistency between the terms contained in the Employment Letter and the terms contained in any restricted stock, RSU, or stock option agreement between you and Pendrell, the terms contained in this Employment Letter will control, and the provisions of this Employment Letter regarding vesting and termination shall supersede or supplement, as appropriate, the similar provisions contained in any such restricted stock, RSU, or stock option agreements and shall be deemed incorporated into such agreements for purposes of the Pendrell Corporation 2012 Equity Incentive Plan. This Employment Letter may be executed in counterparts, each of which (including any signature transmitted via facsimile or email) shall be deemed to be an original, and all of which together shall constitute one instrument.

We hope that you will accept this offer and look forward to working with you.

Signature of Acceptance	Sincerely,
Pendrell Corporation
/s/ Lee E. Mikles	/s/ Tim Dozois

By: Lee E. Mikles	By: Tim Dozois
Date: 6/8/2015	Corporate Counsel